# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MEDALLION FINANCIAL CORP, CIK 0001000209
CUSIP: 583928106
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 437 MADISON AVE 38 TH FLOOR, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001011438-21-000137
Filed by CIK 0001676266
Persons authorized to receive notices and communications: Kenneth Orr, KORR Acquisitions Group, Inc., 1400 Old Country Road, Suite 305, Westbury, New York (NY), 11590, 855-567-7858; Andrew M. Freedman, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2250

## Reporting persons
- KORR Value L.P. (CIK 0001676266): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,150,000; shared voting power 0; sole dispositive power 1,150,000; shared dispositive power 0; aggregate amount beneficially owned 1,150,000 (5% of the class)
- KORR Acquisitions Group, Inc. (CIK 0001854209): type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF); sole voting power 1,150,000; shared voting power 0; sole dispositive power 1,150,000; shared dispositive power 0; aggregate amount beneficially owned 1,150,000 (5% of the class)
- Orr Ken: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 1,150,000; shared voting power 0; sole dispositive power 1,150,000; shared dispositive power 0; aggregate amount beneficially owned 1,150,000 (5% of the class)
- David Orr: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jonathan Orr: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: MEDALLION FINANCIAL CORP
Address of issuer's principal executive offices: 437 MADISON AVE 38 TH FLOOR, NEW YORK, New York (NY), 10022

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,150,000 shares of Common Stock directly held by KORR Value reported herein was approximately $5,592,796. Such shares of Common Stock directly held by KORR Value were purchased with the working capital of KORR Value.

Unless otherwise indicated herein, all shares of Common Stock reported herein were purchased in open market transactions through brokers.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of Schedule 13D is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock of the Issuer reported owned by each Reporting Person named herein is based on 23,067,748 shares of Common Stock of the Issuer outstanding as of November 6, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2024.

As of the date hereof, KORR Value directly beneficially owned 1,150,000 shares of Common Stock of the Issuer, constituting approximately 4.99% of the shares of Common Stock of the Issuer outstanding. KORR Acquisitions, as the general partner of KORR Value, may be deemed to beneficially own the 1,150,000 shares of Common Stock of the Issuer owned by KORR Value, constituting approximately 4.99% of the shares of Common Stock of the Issuer outstanding. Kenneth Orr, as the Chief Executive Officer and Chief Investment Officer of KORR Acquisitions, may be deemed to beneficially own the 1,150,000 shares of Common Stock of the Issuer owned by KORR Value, constituting approximately 4.99% of the shares of Common Stock of the Issuer outstanding.

As of the date hereof, David Orr directly beneficially owned 0 shares of Common Stock, constituting 0% of the shares of Common Stock of the Issuer outstanding.

As of the date hereof, Jonathan Orr directly beneficially owned 0 shares of Common Stock, constituting 0% of the shares of Common Stock of the Issuer outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of Schedule 13D is hereby amended and restated to read as follows:

As the general partner of KORR Value, KORR Acquisitions may be deemed to exercise voting and investment power over the 1,150,000 shares of Common Stock of the Issuer held directly by KORR Value. In addition, as the Chief Executive Officer and Chief Investment Officer of KORR Acquisitions, Kenneth Orr may be deemed to exercise voting and investment power over 1,150,000 of the Issuer held directly by KORR Value.
Transactions in the class effected during the past sixty days:
Item 5(c) of Schedule 13D is hereby amended and restated to read as follows:

Transactions by the Reporting Persons effected during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of Schedule 13D is hereby amended and restated to read as follows:

As of December 31, 2024, the Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of Schedule 13D is amended to add the following:

1 - Transactions in Securities.

## Signatures
- KORR Value L.P.: /s/ Kenneth Orr, Kenneth Orr, Chief Executive Officer of KORR Acquisitions Group, Inc., its general partner (01/03/2025)
- KORR Acquisitions Group, Inc.: /s/ Kenneth Orr, Kenneth Orr, Chief Executive Officer (01/03/2025)
- Orr Ken: /s/ Kenneth Orr, Kenneth Orr (01/03/2025)
- David Orr: /s/ David Orr, David Orr (01/03/2025)
- Jonathan Orr: /s/ Jonathan Orr, Jonathan Orr (01/03/2025)